Securities and Exchange Commission
Washington, D.C. 20549

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

The Republic Corporation
(NAME OF ISSUER)

The Republic Corporation
Republic Merger Corp.
Catherine G. Eisemann
J. Ed Eisemann, IV
Roger D. Eisemann
George M. Boyd
Dr. John C. Davis
(NAME OF PERSON(S) FILING STATEMENT)

COMMON STOCK, $1.00 PAR VALUE
(Title of Class of Securities)

76035P
(CUSIP Number of Class of Securities)

J. Ed Eisemann, IV
Chairman of the Board, Chief Executive Officer
Chief Financial Office and Accounting Officer
The Republic Corporation
5340 Weslayan
P.O. Box 270462
Houston, Texas 77277
(713) 993-9200

With Copies To:

Charles E. Greef, Esq.
Michael G. Keeley, Esq.
Jenkens & Gilchrist, a Professional Corporation
1445 Ross Avenue, Suite 3200
Dallas, Texas 75202-2799
(214) 855-4500

This statement is filed in connection with (check the appropriate box):

a.	[X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[ ]	The filing of a registration statement under the Securities Act of 1933.
c.	[ ]	A tender offer.
d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$5,010,620	$634.85

(1) For purposes of calculating the filing for only, the proposed maximum aggregate transaction value is $5,010,620, which is the product of the estimated 86,390 shares of Common stock proposed to be acquired from shareholders in the merger to which this Rule 13e-3 Transaction Statement relates, and (b) the merger consideration of $58.00 per share of common stock.

(2) The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001267 multiplied by Transaction Value.

[] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:

INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed jointly by The Republic Corporation, a Texas corporation and registered bank holding company (the “Company”), Republic Merger Corp., a newly-formed, wholly-owned subsidiary of the Company (the “merger subsidiary”), and the individuals listed on the cover page to this Schedule 13E-3, in connection with the proposed merger (the “merger”) of the merger subsidiary with and into the Company, with the Company being the surviving corporation to the merger. The merger will be effectuated pursuant to an Agreement and Plan of Merger, dated as of December 2, 2004 (the “merger agreement”), between the Company and merger subsidiary, as it may be amended from time to time.

     This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the holders of the Company’s common stock will be given notice of a special meeting of shareholders of the Company (the “special meeting”) at which such holders will be asked to approve the merger agreement. The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and included in this Schedule 13E-3. A copy of the merger agreement is attached as Appendix A to the preliminary proxy statement filed by the Company contemporaneously herewith, (including all annexes thereto, the “proxy statement”). The proxy statement is attached hereto as Exhibit (a)(i).

     The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

     All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 1. SUMMARY TERM SHEET

     The information set forth in the proxy statement under the section entitled “Summary Information” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the Company is The Republic Corporation. The address of the principal executive offices of the Company is 5340 Weslayan, P.O. Box 270462, Houston, Texas 77277. The Company’s telephone number is 713-993-9200. The Company is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger

– Who are the parties to the proposed merger?” and “The Proposed Merger – Parties to the merger” is incorporated herein by reference.

     (b) The information set forth in the proxy statement under “Summary Information – How many votes can be cast by all shareholders” is incorporated herein by reference.

     (c)-(d) The information set forth in the proxy statement under “Pro Forma Consolidated Financial Information” and “Market for Securities and Dividend Information” is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the proxy statement under “Market for Securities and Dividend Information” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a)-(c) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – Who are the parties to the proposed merger?,” “The Proposed Merger – Parties to the merger” and “Management” is incorporated herein by reference.

     During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws. Each executive officer and director of the Company is a citizen of the United States of America.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The following information under the proxy statement is incorporated herein by reference from the proxy statement: “Summary Information – Questions and Answers About the Merger,” “Special Factors – Background of the merger,” “The Proposed Merger – Conversion and exchange of stock certificates,” “Special Factors – Purpose of and reasons for the merger proposal,” “Summary Information – Questions and Answers About the Special Meeting,” “The Proposed Merger – Vote required to approve the merger,” “Special Factors — Certain effects of the merger on Republic,” “Special Factors – Certain effects of the merger on shareholders,” “The Proposed Merger — Anticipated accounting treatment,” and “Special Factors – U.S. federal income tax consequences of the merger.”

     (c) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – May executive officers or directors of Republic have interests in the transaction that are different than mine?,” “The Proposed Merger – Interests of certain persons in the merger,” and “Security Ownership of Management and Certain

Shareholders” is incorporated herein by reference.

     (d) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – Am I entitled to dissenter’s rights,” and “The Proposed Merger – Dissenting shareholders” is incorporated herein by reference.

     (e) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – Have Republic’s affiliates considered the fairness of the merger transaction?,” “Special Factors – Financial fairness,” and “Special Factors – Recommendation of our board of directors” is incorporated herein by reference.

     (f) Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) None.

     (b)-(c) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger,” “Special Factors – Background of the merger,” “Special Factors – Purposes of and reason for the merger proposal,” “Special Factors Determination of the terms of the merger,” and “Proposed Merger – Structure of the merger” is incorporated herein by reference.

     (e) None.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (b) The information set forth in the proxy statement under “The Proposed Merger – Anticipated accounting treatment” is incorporated herein by reference.

     (c)(1)-(8) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger,” “Special Factors – Background of the merger,” “Special Factors – Purposes and reasons for the merger,” “Special Factors – Certain effects of the merger on our shareholders,” “Market for Securities and Dividend Information,” and “The Proposed Merger – Operations of Republic and the Bank following the merger” is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – Why is the merger being proposed?,” “Special Factors – Background of the merger,” “Special Factors – Purposes of and reasons for the merger,” and “The Proposed Merger – Structure of the merger” is incorporated herein by reference.

     (b) The information set forth in the proxy statement under “Special Factors – Determination of the terms of the Merger,” “Special Factors – Background of the merger” and “The Proposed Merger – Structure of the merger,” is incorporated herein by reference.

     (c) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – Why is the merger being proposed,” “Special Factors – Background of the merger,” “Special Factors – Purposes of and reasons for the merger” and “Proposed Merger – Structure of the merger” is incorporated herein by reference.

     (d) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – What effects will the merger have on my interest in Republic?,” “Special Factors – Certain effects of the merger on Republic,” “Summary Information – Questions and Answers About the Merger – Will the merger affect the daily operations of Republic or the Bank?,” “Summary Information – Questions and Answers About the Merger – What are the tax consequences of the merger to me?,” “Special Factors – Certain effects of the merger on our shareholders,” “Special Factors – U.S. federal income tax consequences,” “Special Factors – Operations of Republic and the Bank following the merger,” is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a)-(e) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – What does the board of directors recommend?”, “Summary Information – Questions and Answers About the Merger – Have Republic’s affiliates considered the fairness of the merger transaction?”, “Summary Information – Questions About the Special Meeting,” “Special Factors – Background of the merger,” “Special Factors – Purpose of and reasons for the merger,” “Special Factors – Recommendation of our board of directors,” “Special Factors – Financial fairness, “ and “The Proposed Merger – Vote required to approve the merger” is incorporated herein by reference.

     (f) Not applicable.

ITEM 9. REPORTS, OPINION, APPRAISALS, AND CERTAIN NEGOTIATIONS

     (a)-(b) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – What does the board of directors recommend?,” “Special Factors – Background of the merger,” “Special Factors – Recommendation of our board of directors,” Special Factors – Financial fairness” is incorporated by reference.

     (c) The information set forth in the proxy statement under “Special Factors – Financial Fairness” and Appendix F is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – How will the merger be funded?,” “Special Factors – Funding the merger,” “The Proposed Merger – Structure of the merger,” and “The Proposed Merger – Expenses of the merger” is incorporated herein by reference.

     (d) The information set forth in the proxy statement under “The Proposed Merger – Funding the Merger” is incorporated by reference..

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – May executives or directors of Republic have interests in the transactions that are different than mine?”, “The Proposed Merger – Interest of certain persons in the merger,” and “Security Ownership of Management and Certain Shareholders” is incorporated herein by reference.

     (b) The Company is not aware of any transactions by executive officers, directors or controlling persons of the Company in the last 60 days.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

     (d)-(e) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – What does the board of directors recommend?”, “Special Factors – Recommendation of our board of directors,” and “Special Factors – Financial fairness” is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

     (a)(1) The audited financial statements are included with and incorporated in the proxy statement from the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2003. The information in the proxy statement referred to in “Documents Incorporated by Reference” and “Where You Can Find More Information” is incorporated herein by reference.

     (2) The unaudited financial statements are included with and incorporated in the proxy statement from the Company’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004. The information in the proxy statement referred to in “Documents Incorporated by Reference” and “Where You Can Find More Information” is incorporated herein by reference.

     (3) Not applicable.

     (4) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger,” “Special Factors – Certain effects of the merger on

Republic,” “Special Factors – Certain effects of the merger on our shareholders” and “Pro Forma Consolidated Financial Information” is incorporated herein by reference

     (b) The information set forth in the proxy statement under “Pro Forma Consolidated Financial Information” is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a)-(b) The information set forth in the proxy statement under “Summary Information – Questions and Answers About the Merger – What does the board of directors recommend?”, “Special Factors – Recommendation of our board of directors,” and “Special Factors – Financial fairness,” is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

     The information contained in the proxy statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(i) Preliminary Proxy Statement on Schedule 14A of the Company, including all appendices thereto, as filed with the Securities and Exchange Commission on December 6, 2004.

     (a)(ii) Form of Proxy.

     (b) Commitment Letter for issuance of trust preferred securities with FTN Financial.

     (c)(i) Opinion of Bank Advisory Group, L.L.C., dated    , 2004 (a form of which is included as Appendix F to the Company’s Preliminary Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(i) to this Schedule 13E-3).

     (c)(ii) Cash Fair Evaluation of the Common Stock of The Republic Corporation prepared by Bank Advisory Group, L.L.C., and delivered to the Company’s Board of Directors (filed herewith).

     (d)(i) Agreement and Plan of Merger, dated as of December 2, 2004, by and between the Company and merger subsidiary (included as Appendix A to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(i) to this Schedule 13E-3).

     (d)(ii) Form of Shareholders’ Agreement (included as Appendix D to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(i) to this Schedule 13E-3).

     (f) Sections 5.11, 5.12, and 5.13 of the Texas Business Corporation Act (included as Appendix E to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(i) to this Schedule 13E-3).

     (g) Not applicable.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 3, 2004

THE REPUBLIC CORPORATION
By:	/s/ J. Ed Eisemann IV
J. Ed Eisemann, IV, Chairman of the Board, Chief
Executive Officer, Chief Financial Officer and Accounting Officer

REPUBLIC MERGER CORP.
By:	/s/ J. Ed Eisemann IV
J. Ed Eisemann, IV, President

POWER OF ATTORNEY

     This Schedule 13E-3 has been signed below by the following persons as Filings Persons and on the date indicated. Each person whose signature appears below in so signing also makes, constitutes and appoints J.E. Eisemann, IV, as his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Schedule 13E-3, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Schedule 13E-3 has been signed by the following persons in the capacities and on the dates indicated.

/s/ Catherine G. Eisemann 12/3/04	/s/ Roger D. Eisemann 12/3/04

Catherine G. Eisemann Date	Roger D. Eisemann Date
/s/ George M. Boyd 12/3/04	/s/ Dr. John C. Davis 12/3/04

George M. Boyd Date	Dr. John C. Davis Date

EXHIBIT INDEX

Exhibit
Number	Description
(a)(i)	Preliminary Proxy Statement on Schedule 14A of the Company, as filed with the Securities and Exchange Commission on , 2004.
(a)(ii)	Form of Proxy.
(b)	Commitment Letter for issuance of trust preferred securities with FTN Financial
(c)(i)	Opinion of the Bank Advisory Group, L.L.C., dated , 2004 (included as Appendix F to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(i) to this Schedule 13E-3).
(c)(ii)	Cash Fair Evaluation of the Common Stock of Republic Corporation prepared by Bank Advisory Group, L.L.C., and delivered to the Company’s Board of Directors (filed herewith).
(d)(i)	Agreement and Plan of Merger, dated as of December 2, 2004, by and between the Company and merger subsidiary (included as Appendix A to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(i) to this Schedule 13E-3).

(d)(ii)	Form of Shareholders’ Agreement (included as Appendix D to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(i) to this Schedule 13E-3).
(f)	Sections 5.11, 5.12, and 5.13 of the Texas Business Corporation Act (included as Appendix E to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(i) to this Schedule 13E-3).